UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

Commission File Number 001-04192

MFC Bancorp Ltd.
(Translation of registrant’s name into English)

8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — [ ]

BRITISH COLUMBIA
ALBERTA
QUEBEC

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.             Name and Address of Company

State the full name of your company and the address of its principal office in Canada:

MFC Bancorp Ltd. (“MFC”) 8th Floor, Dina House Ruttonjee Centre, 11 Duddell StreetCentral, Hong Kong SAR China

Item 2.             Date of Material Change

November 3, 2004

Item 3.             News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

Not applicable.

Item 4.             Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

MFC continued into the Province of British Columbia, Canada on November 3, 2004.

Item 5.             Full Description of Material Change

Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

MFC was continued into British Columbia on November 3, 2004 and will discontinue out of the Yukon Territory, Canada. As disclosed in MFC’s proxy statement and information circular dated July 13, 2004, furnished to MFC’s shareholders in connection with its annual and special meeting, the principal purpose for MFC to continue into British Columbia is the greater flexibility afforded to MFC under the British Columbia Business Corporations Act than under the Yukon Business Corporations Act. The shareholders of MFC approved the continuance by a special resolution at the shareholders’ annual and special meeting held on August 12, 2004.

The Certificate of Continuance and Notice of Articles are attached as Schedule A.

Item 6.             Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance of subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7.             Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not Applicable.

Item 8.             Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Michael Smith Chief Executive Officer, President and Secretary 604-683-8286 (contact through Rene Randall)

Item 9.             Date of Report

November 23, 2004.

MFC BANCORP. LTD.

/s/ Michael Smith
Michael Smith
Chief Executive Officer
President and Secretary

SCHEDULE A

Ministry of Finance Corporate and Personal Property Registries	Number: C0707841

CERTIFICATE

OF

CONTINUATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that MFC BANCORP LTD., has continued into British Columbia from the Jurisdiction of YUKON, under the Business Corporations Act, with the name MFC Bancorp Ltd. on November 3, 2004 at 11:54 AM Pacific Time.

Issued under my hand at Victoria, British Columbia On November 3, 2004 JOHN S. POWELL Registrar of Companies Province of British Columbia Canada

Ministry of Finance Corporate and Personal Property Registries www.corporateonline.gov.bc.ca	Mailing Address: PO BOX 9431 Stn Prov Govt Victoria BC V8W 9V3	Location: 2nd Floor - 940 Blanshard St Victoria BC 250-356-8626

Notice of Articles	CERTIFIED COPY Of a Document filed with the Province of British Columbia Registrar of Companies
BUSINESS CORPPORATIONS ACT
J S Powell November 3, 2004

This Notice of Articles was issued by the Registrar on: November 3, 2004 11:54 AM Pacific Time

Incorporation Number:           C0707841

Recognition Date and Time: Continued into British Columbia on November 3, 2004 11:54 AM Pacific Time

NOTICE OF ARTICLES

Name of Company:

MFC BANCORP LTD.

REGISTERED OFFICE INFORMATION

Mailing Address: 800 885 WEST GEORGIA STREET VANCOUVER BC V6C 3H1	Delivery Address: 800 885 WEST GEORGIA STREET VANCOUVER BC V6C 3H1

RECORDS OFFICE INFORMATION

Mailing Address: 800 885 WEST GEORGIA STREET VANCOUVER BC V6C 3H1	Delivery Address: 800 885 WEST GEORGIA STREET VANCOUVER BC V6C 3H1

DIRECTOR INFORMATION

Last Name, First Name Middle Name: Brossman, Silke Sibylle
Mailing Address: SUDETENSTRAUSSE 3, RODGAU HESSE 63110 GERMANY	Delivery Address: SUDETENSTRAUSSE 3, RODGAU HESSE 63110 GERMANY

Last Name, First Name Middle Name: Feuerstein, Stefan
Mailing Address: ESDIENAKLOE 36 BERLIN 74050 GERMANY	Delivery Address: ESDIENAKLOE 36 BERLIN 74050 GERMANY

Last Name, First Name Middle Name: Yao, Kelvin K.
Mailing Address: 88 JIE FANG ROAD HANGZHOU, P.R. 310009 CHINA	Delivery Address: 88 JIE FANG ROAD HANGZHOU, P.R. 310009 CHINA

Last Name, First Name Middle Name: Zhao, Shuming
Mailing Address: 22 HANKOU ROAD NANJING 210093 CHINA	Delivery Address: 22 HANKOU ROAD NANJING 210093 CHINA

Last Name, First Name Middle Name: Smith, Michael John
Mailing Address: UNIT 803, 8/F, DINA HOUSE RUTTONJEE CENTRE, 11 DUDDELL STREET HONG KONG	Delivery Address: UNIT 803, 8/F, DINA HOUSE RUTTONJEE CENTRE, 11 DUDDELL STREET HONG KONG

AUTHORIZED SHARE STRUCTURE

1. No Maximum	Common Shares	Without Par Value
Without Special Rights or Restrictions attached
2. No Maximum	Class A Preference Shares	Without Par Value
With Special Rights or Restrictions attached

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC BANCORP LTD.

/s/ Michael J. Smith
Michael J. Smith, President
Date: November 23, 2004